[WLRK LETTERHEAD]

August 23, 2013

VIA EDGAR & FEDERAL EXPRESS

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.,

Washington, D.C. 20549

Re:	Leap Wireless International, Inc.

Preliminary Merger Proxy Statement on Schedule 14A

Filed July 30, 2013

File No. 001-34865

Dear Mr. Spirgel:

On behalf of Leap Wireless International, Inc. (“Leap” or the “Company”), set forth below are the responses to the comments and questions of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) that were set forth in your letter dated August 16, 2013 regarding the Company’s preliminary merger proxy statement on Schedule 14A, filed with the Commission on July 30, 2013 (the “Preliminary Proxy Statement”). For your convenience, this letter is formatted to reproduce your numbered comments in bold text followed by our response.

With this letter, the Company is filing a revised Preliminary Proxy Statement (the “Revised Preliminary Proxy Statement”) with the Commission today, which includes the revised disclosure and certain other updated information. We are providing supplementally to the Staff six copies of the Revised Preliminary Proxy Statement marked against the Preliminary Proxy Statement. Capitalized terms not defined in this letter shall have the meanings set forth in the Preliminary Proxy Statement.

Summary, page 1

The Contingent Value Right, page 2

1.	We note that for purposes of your tabular disclosure on page 3 you assume that there are 79,192,131 shares of Leap common stock outstanding. Please revise your disclosure to include an estimate of shares of Leap common stock subject to issuance pursuant to stock options, restricted shares, stock unit awards and shares of common stock under your employee stock purchase plan.

Larry Spirgel

United States Securities and Exchange Commission

August 23, 2013

In response to the Staff’s comment, the Company has revised the tabular disclosure to include an estimate of shares of Leap common stock subject to issuance pursuant to stock options, restricted shares, stock unit awards and shares of common stock under the Company’s employee stock purchase plan in the number of total outstanding shares of Leap common stock. Please refer to pages 2-3 of the Revised Preliminary Proxy Statement.

2.	Please explain to us how you determined the range of net proceeds provided in the summary and why you believe this disclosure is meaningful to investors given the uncertainty regarding the value of the 700 MHz License.

The Company respectfully advises the Staff that it determined to use $0 as the lower bound of the range of potential net proceeds resulting from a sale of the 700 MHz License because, as stated in the Preliminary Proxy Statement, there can be no assurance that the 700 MHz License will be sold at all or sold for a price that will result in Distributable Proceeds for the CVR holders, and as a result, the CVR might be worth $0. The Company selected $400 million as the upper bound of the illustrative range because it was the approximate maximum future after-tax value of the 700 MHz License used in the financial analysis that Lazard provided to the Leap board to illustrate potential value outcomes for the CVR, which analysis the Leap board considered in determining whether to approve the merger. In calculating the potential value for the 700 MHz License, Lazard made several assumptions which were disclosed to the Leap board and which are discussed in the Preliminary Proxy Statement in the section titled “The Merger — Opinion of Leap’s Financial Advisor — Valuation Analyses — Potential Value Outcomes for CVR Structure.” The Company has added a cross reference to this section after the tabular disclosure. Please see page 3 of the Revised Preliminary Proxy Statement.

The Company acknowledges the uncertainty regarding the value of the 700 MHz License and whether it will be sold at all, and that any illustrative range of potential net proceeds would be based on estimates, assumptions and other matters, many of which are inherently difficult to predict and outside of the Company’s control. However, the Company respectfully submits to the Staff that it believes the disclosure set forth in the Preliminary Proxy Statement is meaningful to investors notwithstanding this uncertainty because it is the same information that was presented to the Leap board in determining whether to approve the merger. The Company further submits to the Staff that it believes it has adequately disclosed in the Preliminary Proxy Statement the risk that the CVR may ultimately provide no additional consideration to stockholders and therefore that the tabular disclosure is not misleading.

3.	Please revise to address the terms of the CVR agreement that would reduce the amount of distributable proceeds following a sale of the 700 MHz License, including the Operating Expense Amount and Pre-Funded Amounts.

In response to the Staff’s comment, the Company has revised the specified disclosures to address the terms of the CVR agreement that would reduce the amount of Distributable Proceeds following a sale of the 700 MHz License, including the Operating Expense Amount and Pre-Funded Amounts. Please refer to page 2 of the Revised Preliminary Proxy Statement.

Larry Spirgel

United States Securities and Exchange Commission

August 23, 2013

The Special Meeting, page 21

Solicitation of Proxies, page 24

4.	We note that proxies may be solicited by phone, person or electronic means. Please confirm that you will filed all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone.

The Company confirms to the Staff that it will file all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone, with the SEC.

The Companies, page 25

5.	Disclose whether Laser Inc. is entitled to any form of compensation for its role in managing the disposition of the 700 MHz License. If so, disclose who will be responsible for payment of those fees.

The Company respectfully advises the Staff that it is currently anticipated that at the time of the consummation of the merger, the equity of Laser, Inc., which is now held indirectly by Leap, will pass from Leap in equal proportions to three individuals who currently serve as Leap directors – S. Douglas Hutcheson, John D. Harkey, Jr. and Mark H. Rachesky, M.D. or their successors and that these three individuals will be appointed as directors of Laser, Inc. As the expected directors of Laser, Inc., Mr. Hutcheson, Mr. Harkey and Dr. Rachesky will be responsible for managing the maintenance and disposition of the 700 MHz License. The Company has revised the Preliminary Proxy Statement to disclose this information. Please refer to pages 1, 13 and 25 of the Revised Preliminary Proxy Statement. None of Mr. Hutcheson, Mr. Harkey or Dr. Rachesky will receive any economic benefit in their capacity as a stockholder of Laser, Inc. Furthermore, Mr. Hutcheson, Mr. Harkey and Dr. Rachesky will agree that, if a circumstance arises where they could potentially receive any economic benefit in their capacity as stockholders of Laser, Inc., any such benefit shall be paid over to Laser, Inc. and be considered in the calculation of the amount of distributable proceeds available to CVR holders. The Company has revised the Preliminary Proxy Statement to disclose this information. Please refer to page 25 of the Revised Preliminary Proxy Statement.

The Company further submits to the Staff that no decision has been made at this time regarding the compensation, if any, to be received by individuals who may be appointed to serve as directors, officers, employees or contractors of Laser, Inc. The Company does not expect to make these decisions until closer in time to the closing of the merger and after the special meeting of the Company’s stockholders has been held. As noted by the Staff below, except with AT&T’s written consent, Laser, Inc. is prohibited from incurring costs in excess of $10 million in connection with the disposition of the 700 MHz License. This $10 million limit is inclusive of all operating expenses of Laser, Inc., not just compensation to Laser’s officers, directors, employees and contractors. The Company advises the Staff that it has no reason to believe at this time that any such compensation to be paid to any officers, directors, employees or contractors of Laser, Inc. will be material in amount. The Company has disclosed to stockholders in the Preliminary Proxy Statement that Distributable Proceeds resulting from any sale of the 700 MHz License will be reduced by any fees and expenses paid to Laser, Inc. or its legal or financial advisors in connection with the sale of the 700 MHz License or any amounts otherwise incurred by Laser, Inc. by the Stockholders’ Representative. Please refer to pages 2 and 71 of the Revised Preliminary Proxy Statement.

Background of Merger, page 26

6.	We note that beginning on May 21, 2013, a member of the Leap board met with Mr. Stephenson several times to discuss a potential transaction. Please identify this member of the board. In addition, please revise your disclosure to clarify the role that individual members, or small sub-groups, of the board played in the negotiations with AT&T.

Larry Spirgel

United States Securities and Exchange Commission

August 23, 2013

In response to the Staff’s comment, the Company has identified the member of the Leap board (John D. Harkey, Jr.) who met with Mr. Stephenson on several occasions. Please refer to pages 30 and 32 of the Revised Preliminary Proxy Statement. The Company respectfully advises the Staff that it believes it has disclosed in the section titled “The Merger — Background of the Merger” all interactions between the Leap board and individual members thereof with AT&T. The Company further advises the Staff that in the case of interactions of individual Leap directors with senior management of AT&T, each director was acting in his capacity as a director of Leap and was acting on behalf of, and reporting to, the full Leap board.

7.	Please revise the background to discuss why you did not form a special committee to consider and negotiate this transaction with AT&T. This discussion should address the board’s consideration of Dr. Rachesky’s potential conflict of interests given his control of MHR Fund Management LLC and its related entities.

The Company respectfully advises the Staff that the Leap board did not form a special committee to consider and negotiate the transaction with AT&T because the potential transaction did not present any conflicts of interest for the members of the Leap board or for any officers of Leap that would require formation of a special committee. The Company submits to the Staff that while Dr. Rachesky, who serves as chairman of the Leap board, also controls MHR Fund Management LLC and its related entities (“MHR”), which hold approximately 29.8% of the outstanding shares of Leap common stock, neither Dr. Rachesky nor MHR ever made any request of the Leap board, AT&T or otherwise for, nor were they offered, consideration by the Leap board, AT&T or otherwise different from that to be received from all other Leap stockholders or to have any ongoing participation in the combined entity after completion of the merger. Neither Dr. Rachesky nor MHR has any relationship with AT&T or its affiliates, other than ordinary course customer relationships and ordinary course investments in securities from time to time, nor will they derive any personal financial benefit as Leap stockholder other than the payment of the merger consideration. In addition, neither Dr. Rachesky nor MHR ever made any request of the Leap board, AT&T or otherwise for, nor were they offered, any consideration by the Leap board, AT&T or otherwise in exchange for entering into the voting agreement with AT&T. All interests of Leap directors and officers in the merger are detailed in the section titled “The Merger — Interests of Leap’s Directors and Officers in the Merger.”

The Company respectfully submits to the Staff that it is not aware of any applicable statutory or case law that would deem the merger to be a conflict transaction that would have caused the Leap board to determine that forming a special committee was required in this circumstance. Therefore, the Company believes that providing disclosure in the Preliminary Proxy Statement regarding why a special committee was not formed could be misleading to stockholders as it could imply that a potential conflict existed when there was in fact, no conflict.

8.	We note that on July 8, 2013 Dr. Rachesky participated in negotiations involving Messrs. Hutcheson and Stephenson. We also note that in connection with the merger, AT&T was engaged in negotiations with MHR regarding a voting agreement requiring MHR to vote its shares in favor of the merger. Please revise your disclosure to clarify Dr. Rachesky’s relationship to MHR in this section. In addition, please specify whether Dr. Rachesky’s participation in the negotiation session on July 8, 2013 was in his capacity as chairman of Leap or as control person of MHR.

Larry Spirgel

United States Securities and Exchange Commission

August 23, 2013

In response to the Staff’s comment, the Company has clarified Dr. Rachesky’s relationship to MHR in the background section and has specified that at the July 8, 2013 meeting with AT&T, Dr. Rachesky was acting in his capacity as chairman of the Leap board. Please refer to page 33 of the Revised Preliminary Proxy Statement.

Reasons for the Merger, page 35

9.	We note your disclosure that the board considered a positive factor that the multiple of OIBDA to enterprise value implied by the merger consideration was “well within the range of multiple for precedent transactions.” Please disclose the precedent transactions that the board used to determine this multiple and the criteria used to select these comparable transactions.

The Company respectfully advises the Staff that the precedent transactions multiples analysis considered by the Leap board was the same precedent transactions multiples analysis performed by Lazard and presented to the Leap board and as is disclosed in the Preliminary Proxy Statement in the section “The Merger – Opinion of Leap’s Financial Advisor – Valuation Analyses – Selected Precedent Transactions Multiples Analysis.” In response to the Staff’s comment, the Company has clarified its disclosure to make clear the Leap board did not perform a separate precedent transactions multiples analysis. Please refer to page 35 of the Revised Preliminary Proxy Statement.

10.	Please clarify that the Board’s reasons for the merger are not exclusive to the Company’s shareholders but also covers employees. We note your disclosure that the board considered the fact that “AT&T is a well-known and respected entity with significant experience and financial capacity” and “the complementary nature of Leap’s and AT&T’s spectrum assets, combined with the addition of Leap’s significant experience in the prepaid wireless business, its dedicated and knowledgeable employees, its distribution network and its well-known and established Cricket brand, will help AT&T accelerate the expansion of its prepaid wireless business and result in a combined company that is expected to have the scale and spectrum to better compete with other major national providers for customers interested in low-cost prepaid service.”

The Company respectfully advises the Staff that the Leap board considered the reasons described in the Preliminary Proxy Statement in approving the merger exclusively in the context of whether the merger was fair to, advisable and in the best interests of the Company’s stockholders. Among the factors the Leap board considered was the complementary nature of the parties’ spectrum and other assets, Leap’s experience in the prepaid wireless business and AT&T’s standing as a well-known and respected entity with experience and financial capability, all of which indicated that AT&T had strong incentives and the financial ability to consummate the merger.

Larry Spirgel

United States Securities and Exchange Commission

August 23, 2013

Opinion of Leap’s Financial Advisor, page 39

Potential Value Outcomes for CVR Structure, page 43

11.	We note the range of present values of the low and high valuations of the 700 MHz License per CVR. However, we also note that the value of the CVRs could be zero. Please confirm through disclosure that Lazard’s fairness opinion covers a scenario where Leap shareholders receive nothing for their CVRs. If this is not the case, please clarify the minimum CVR value assumed by Lazard.

In response to the Staff’s comment, the Company has revised the specified disclosure to confirm that Lazard’s fairness opinion did not assume any minimum value of the CVR. Please refer to page 43 of the Revised Preliminary Proxy Statement.

Miscellaneous, page 44

12.	Please revise to quantify any fees paid to Lazard and its affiliates relating to any material relationship that existed during the past two years between you and your affiliates and Lazard and its affiliates. Refer to Item 1015(b)(4) of Regulation MA.

In response to the Staff’s comment, the Company has revised the specified disclosure to quantify the fees paid to Lazard and its affiliates relating to material relationships that existed during the past two years between the Company and its affiliates and Lazard and its affiliates. Please refer to page 44 of the Revised Preliminary Proxy Statement.

Financial Forecasts, page 45

13.	We note that Lazard used “standalone unlevered, after-tax free cash flows that Leap was forecasted to generate during the fiscal years ending December 31, 2013 through December 31, 2018” in its discounted cash flow analyses. Please revise your disclosure to provide these forecasts.

The Company respectfully advises the Staff that the adjusted OIBDA forecasts included in this section are the same forecasts that Lazard used in calculating “standalone unlevered, after-tax free cash flows that Leap was forecasted to generate during the fiscal years ending December 31, 2013 through December 31, 2018.” The Company has clarified its disclosure regarding the use of these projections by Lazard in forecasting free cash flows. Please refer to page 46 of the Revised Preliminary Proxy Statement.

The Merger Agreement, page 61

CVR Agreement, page 70

14.	We note that Laser is prohibited from incurring costs in excess of $10 million in connection with the disposition of the 700 MHz License. Please clarify whether Leap or AT&T may incur fees that exceed this $10 million limit that could further reduce the proceeds to the holders of the CVRs.

Larry Spirgel

United States Securities and Exchange Commission

August 23, 2013

In response to the Staff’s comment, the Company has clarified the specified disclosure. Please refer to page 70 of the Revised Preliminary Proxy Statement.

Effect of Termination, page 76

15.	Clarify the differences between the triggering mechanisms for the two termination fees.

In response to the Staff’s comment, the Company has revised the disclosure relating to the effect of termination of the merger agreement to clarify the differences between the triggering mechanisms for the two termination fees. Please refer to page 76 of the Revised Preliminary Proxy Statement.

*            *            *             *            *            *

In connection with this response to the Staff’s comments and questions, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at (212) 403-1314 or Alison Zieske at (212) 403-1107.

Sincerely,

/s/ David E. Shapiro

David E. Shapiro

cc:	Robert J. Irving, Jr. (Leap Wireless International, Inc.)